Notice of Exempt Solicitation

Name of Registrant: Alphabet Inc.

Name of Person Relying on Exemption: Shareholder Association for Research and Education (SHARE)

Address of Person Relying on Exemption: Unit 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

Date: April 29, 2026

These materials are being shared pursuant to an exemption granted in the SEC’s Rule 14a-2(b)(1)

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

Shareholder Proposal Number 12 Regarding Artificial Intelligence (“AI”) Board Oversight

We, the Proponents, urge shareholders to vote FOR Proposal Number 12 Shareholder Proposal regarding AI Board Oversight (the “Proposal”) – at the Alphabet Inc. (“Alphabet”, “Google” or the “Company”) Annual Meeting of Shareholders on June 5, 2026.

The Proposal asks Alphabet’s Board of Directors to:

Update the Audit Committee (the “Committee”) Charter to provide formal oversight on the responsible development and deployment of artificial intelligence (“AI”) and AI-related risks that may impact the human rights of users and other stakeholders, including reviewing and discussing with the full Board matters deemed by the Committee to be significant on Alphabet’s AI strategies, policies and initiatives; public policy and regulatory risks pertaining to AI; and implementation of Alphabet’s policies governing the development and deployment of AI.

Summary

Alphabet’s investment of billions of dollars in AI exposes billions of users to AI tools across its value chain, yet no Board committee has been formally assigned oversight of AI-related risks and human rights impacts leaving an important risk management, transparency, and accountability gap.

The shareholder proposal requests Alphabet to update the Audit Committee Charter to formalize oversight of the responsible development and deployment of artificial intelligence (“AI”) and AI-related risks that may impact the human rights of users and other stakeholders. Chartered human and civil rights oversight was previously codified in the Audit and Compliance Committee Charter (now the Audit Committee) with respect to human rights and civil rights oversight, but this oversight has since been removed, despite the increasing relevance of this issue to long-term shareholder value.

In its Opposition Statement, Alphabet clarifies for the first time since the restructuring of the Committee’s mandate that the oversight of the development and deployment of AI and AI-related risks sits at the full Board level and across three separate committees: the Audit Committee, the Risk and Compliance Committee, and the Compensation Committee. While this structure may allow the Board to be “flexible and nimble”, fragmenting responsibilities without explicit codified language on AI oversight in committee charter(s) ultimately reduces transparency and diffuses accountability. Therefore, we believe that the current fragmented oversight structure may limit the depth and consistency of attention given to critical AI issues and reinforces the case for explicit and consistent charter language. Assigning primary responsibility to a Board committee with explicit risk oversight functions would establish a durable system of transparency, accountability, and risk mitigation. In contrast, lack of explicit chartered oversight at the Board Committee-level exposes shareholders to oversight gaps which may translate into adverse risks to the business.

As AI becomes central to Alphabet’s products and technologies, ensuring a durable Board-level system of accountability for the risks its AI technology development and deployment may generate is an integral part of protecting long-term shareholders value.

1.	Alphabet’s rapid expansion of its AI capabilities heightens its material risk exposure

Compared to 2024, in 2025, capital expenditures (which primarily reflected investment in technical infrastructure) increased from US$52.5 billion to US$91.4 billion.1 In the last five years alone, Alphabet has invested more than US$200 billion towards research and development, which has been centered on AI-related research and development focused on advancing AI.2 Alphabet has stated that “in 2026, [Alphabet] expect[s] to significantly increase, relative to 2025, our investment in our technical infrastructure, including servers and network equipment, and data centers.”3 Alphabet also aims to “invest for the long term, most notably for the application of AI to [Alphabet’s] products and services.”4

In its Opposition Statement, Alphabet says that “AI is fundamental to [Alphabet’s] core operations and may impact many areas of risk, including privacy and data governance, competition, legal, regulatory, compliance, online child welfare, civil and human rights, human capital management, and reputational risks.” In its 2025 10-K filing, Alphabet recognizes that “some uses of AI will present ethical issues and may have broad effects on society[…]Unintended consequences, uses, or customization of our AI tools and systems may negatively affect human rights, privacy, employment, or other social concerns, which may result in claims, lawsuits, brand or reputational harm, and increased regulatory scrutiny, any of which could harm [Alphabet’s] business, financial condition, and operating results.”5

Some of these risks have already materialized. In just the past year, Alphabet faced multiple lawsuits involving its AI products. For example, in 2026, Google agreed to pay US$68 million to settle a lawsuit alleging that its AI-powered “Google Assistant” secretly listened to people's private conversations through their phones.6 The defendants “alleged the recordings were then sent to advertisers for the purpose of creating targeted advertising.”7 Google and Character.ai also settled lawsuits filed by defendants accusing its AI chatbots of harming minors, “including contributing to a Florida teenager’s suicide”.8,9

This is not the first time Alphabet’s business practices, products, and technologies have been found or have been accused of violating laws and regulations. Alphabet has a history of recurring failures that have led to costly lawsuits and penalties. For example, in 2025, Google was fined “€2.95 billion for breaching EU antitrust rules by distorting competition in the advertising technology industry.”10 That same year, “Google has signed the historic [US]$1.375 billion settlement agreement with the State of Texas, marking the conclusion of two of the largest data privacy enforcement actions ever brought by a single state against the tech giant.”11 In 2024, Google was fined €250 million (US$271 million) by France’s competition authority for breaching an agreement on using copyrighted content for training its Bard AI service, now known as Gemini.12,13,14 Google also agreed to pay US$350 million to settle a lawsuit by shareholders related to a security bug associated with Google+ that exposed users’ personal data in 2024.15

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001652044/000165204426000018/goog-20251231.htm#i6be430fe3ebf411481dcec8b0abe9149_16 p. 39-40

2 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001652044/000165204426000018/goog-20251231.htm#i6be430fe3ebf411481dcec8b0abe9149_16 p.3

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001652044/000165204426000018/goog-20251231.htm#i6be430fe3ebf411481dcec8b0abe9149_16 p. 40

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001652044/000165204426000018/goog-20251231.htm#i6be430fe3ebf411481dcec8b0abe9149_16 p. 4

5 https://s206.q4cdn.com/479360582/files/doc_financials/2025/q4/GOOG-10-K-2025.pdf p.14

6 https://www.bbc.com/news/articles/c4g38jv8zzwo

7 https://www.bbc.com/news/articles/c4g38jv8zzwo

8 https://www.theguardian.com/technology/2026/jan/08/google-character-ai-settlement-teen-suicide

9 In 2025, Google signed a licensing deal with Character.AI that provided Google with a non-exclusive license to Character.ai’s large language model technology. See more here: https://www.reuters.com/business/google-faces-doj-probe-over-deal-ai-tech-bloomberg-law-reports-2025-05-22/

10 https://ec.europa.eu/commission/presscorner/detail/da/ip_25_1992

11 https://www.texasattorneygeneral.gov/news/releases/attorney-general-ken-paxton-finalizes-historic-settlement-google-and-secures-1375-billion-big-tech

12 https://www.autoritedelaconcurrence.fr/en/press-release/related-rights-autorite-fines-google-eu250-million-non-compliance-some-its

13 https://blog.google/intl/fr-fr/nouvelles-de-lentreprise/chez-google/accord-regler-differend-qui-dure-depuis-trop-longtemps/

14 https://www.reuters.com/technology/french-competition-watchdog-hits-google-with-250-mln-euro-fine-2024-03-20/

15 https://www.reuters.com/legal/google-pay-350-million-revolve-shareholders-data-privacy-lawsuit-2024-02-06/

In a notable case in 2025, a group of shareholders filed a derivative lawsuit following anti-trust investigations and enforcement taken by the U.S. Department of Justice, State Attorneys General, and regulators from the European Union alleging that Alphabet’s Board breached its fiduciary duty by allowing “systematic anticompetitive behavior” in its core operations, including advertising, search, and Google Play.16 To settle the lawsuit, Alphabet committed to spend US$500 million over ten years to resolve breach of fiduciary claims and revise its compliance structure – including dividing the regulatory risk and compliance oversight responsibility between the Audit Committee and the Risk & Compliance Committee. This lawsuit illustrates that oversight failures can be costly, and through the proactive implementation of effective Board oversight and governance structures, these risks can be mitigated, minimized, and ideally prevented.

As AI investments accelerate and regulatory scrutiny increases globally, the likelihood and potential impact of material risk exposure increases, putting the sustainability of the Company at risk. Formalizing oversight related to AI development and deployment and AI-related risks in committee charters with risk oversight responsibilities is an exercise of sound risk management and an integral part of protecting long-term shareholder value.

2.	There is limited transparency and accountability on Alphabet’s Board’s oversight of AI risks and related human rights impacts

Following the derivative lawsuit settlement from June 2025, Alphabet redesigned its global compliance structure by establishing – amongst other things – a new standalone Risk & Compliance Committee focused on assisting “the Board in its oversight of many of the risks facing Alphabet and its businesses, including its principal legal, policy, reputational and operational risks and Alphabet’s compliance with applicable laws and regulations” – removing those responsibilities from the Audit Committee (formerly known as the Audit and Compliance Committee). In line with these changes, Alphabet published newly updated charters for the Audit Committee and the Risk & Compliance Committee in October 2025. Notably, Alphabet removed any existing language relating to civil and human rights oversight from the Audit Committee charter – which was formally integrated in 2020. Alphabet claims that the removal of specific language reflects the involvement of the Board as a whole and the deliberate structural choice for a focused and multi-layered risk oversight. The Company further suggests that the absence of specific civil or human rights language enables committees “to be nimble and flexible as these risks arise and evolve”.

While we do acknowledge the premise behind the Board restructuring to strengthen the Company’s approach to global compliance and intent behind using broad language to enable “nimble and flexible” oversight, we believe that the lack of specific language creates a significant gap in accountability and transparency. Although we appreciate that the Opposition Statement clarifies where human rights and AI-related risks oversight sit across the Board, comments prompted by a shareholder proposal do not equate meaningful disclosure nor chartered oversight. Additionally, while Alphabet’s AI Progress Reports and model cards address operational transparency, they do not address the board oversight concerns sought by this shareholder proposal. Without formalized responsibilities in relevant committee charters, shareholders do not have the assurance that (1) critical AI-related risks and impacts on human rights are being systematically monitored at the Board level; and (2) defined Board-level escalation pathways do exist for AI-specific risks.

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16 https://s206.q4cdn.com/479360582/files/doc_downloads/goog-20250530-086-0-motion-for-preliminary-approval-of-derivative-settlement.pdf

Formalizing the Board’s oversight on the responsible development and deployment of AI-related risks and human rights impacts would provide this assurance without compromising the sought-after flexibility allowing the board to remain both proactive and reactive to emerging risks.

In 2025, Google amended its AI principles by removing a commitment to not use and develop AI and pursue technologies that could cause overall harm, including technology, such as weapons or surveillance, that may adversely impact people or violate international human rights norms and principles.17,18 While such change is a consequential rollback of its own public commitment to respect human rights,19 the further absence of chartered oversight on AI development and deployment and AI-related risks leaves shareholders wondering whether the Board had knowledge of this change and how the Board intends to mitigate human rights risks that may arise from it. We also see that this shift contradicts Alphabet’s historical motto of “Don’t be evil” (which evolved to “Do the right thing”) when Alphabet was founded. As Alphabet continues to embed AI into its business strategy and revenue streams, chartered oversight will help ensure that the Company’s approach to AI-related risks and human rights impacts is well understood and addressed, that such governance and policy decisions are transparently subject to clear Board-level review and appropriate committee-level oversight.

Our request is aligned with international responsible AI guidance and existing investor expectations on board oversight. For example, a 2026 survey by Glass Lewis found that almost half of U.S investor respondents believed that “board oversight of AI governance should be codified in a committee charter or relevant governing documents.”20 The survey also found that 63% of S&P 100 companies assigned AI oversight to a specific committee, most commonly in the Audit or Technology Committee.21 A 2025 study by EY found that successful governance of AI included information on how “each committee’s AI oversight responsibilities are clearly defined in the committee charter.”22 The  National Institute of Standards and Technology (“NIST”) AI Risk Management Framework recommends organizations to “establish policies that define the AI risk management roles and responsibilities for positions directly and indirectly related to AI systems, including, but not limited to Boards of directors” and “establish board committees for AI risk management and oversight functions.”23

Explicit and formal AI oversight within select Board committees reflects best practice in the industry.24 For example, Microsoft and Meta Platforms have chartered Board-level oversight of responsible AI and generative AI in a standing Board committee charter, respectively.25,26Accenture’s Audit Committee Charter also has formal oversight to “discuss the Company’s guidelines, policies and processes with respect to risk assessment and risk management, including by reviewing enterprise risks, the Company’s major financial and information technology risk exposures, including[…]artificial intelligence[…], and related risks and the steps management has taken to monitor and mitigate such exposures.27

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17 https://blog.google/innovation-and-ai/products/ai-principles/

18 https://www.washingtonpost.com/technology/2025/02/04/google-ai-policies-weapons-harm/

19 https://about.google/company-info/human-rights/

20 https://www.glasslewis.com/article/us-ai-oversight-through-three-lenses-investor-expectations-sp-100-company-specific-analysis

21 https://www.glasslewis.com/article/us-ai-oversight-through-three-lenses-investor-expectations-sp-100-company-specific-analysis

22 https://www.ey.com/content/dam/ey-unified-site/ey-com/en-us/campaigns/board-matters/documents/ey-cbm-cyber-and-ai-oversight-disclosures-2025-3.pdf

23 https://airc.nist.gov/airmf-resources/playbook/govern/#govern-2-1

24 https://corpgov.law.harvard.edu/2025/04/02/ai-in-focus-in-2025-boards-and-shareholders-set-their-sights-on-ai/

25  https://view.officeapps.live.com/op/view.aspx?src=https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/Environmental,%20Social,%20and%20Public%20Policy%20Committee%20Charter

26 https://s21.q4cdn.com/399680738/files/doc_downloads/2024/05/Meta-Privacy-and-Product-Compliance-Committee-Charter-5-30-2024.pdf

27 https://www.accenture.com/content/dam/accenture/final/capabilities/corporate-functions/legal/document/Accenture-Audit-Committee-Charter.pdf

Conclusion

Alphabet’s current Board committee charters and existing disclosure do not provide an acceptable level of information to shareholders regarding how the Board and its committees oversee AI related risks and its human rights impacts. The benefits of chartered oversight in relevant Board committees would:

•	Provide shareholders greater assurance that the Board and its committees have formal oversight of AI, and therefore a standing process for systematically monitoring AI development and deployment and AI-related risks, and enable Alphabet to make informed decisions in the face of risk escalation.

•	Effectively support Alphabet in meeting its own commitment to be “responsible in developing and deploying AI that addresses both user needs and broader responsibilities, while safeguarding user safety, security, and privacy.”[28]

Ensuring chartered, codified, and formal oversight of AI development and deployment and AI-related risks in relevant committee charters would align Alphabet with existing best peer practices, evolving regulatory standards, and growing investor expectations.

For these reasons, we urge Alphabet’s shareholders to vote FOR PROPOSAL NUMBER 12 Regarding AI Board Oversight.

Any questions regarding this exempt solicitation or Proposal Number 12 should be directed to Juana Lee, Associate Director, Corporate Engagement at SHARE at jlee@share.ca.

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28 https://ai.google/principles/